Datasea Inc.

1 Xinghuo Rd. Changning Building, 11th Floor

Fengtai District, Beijing, People’s Republic of China 100070

VIA EDGAR

October 15, 2018

Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C., 20549

Mail Stop 4561

Re:	Datasea Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 5, 2018

File No. 333-221906

Dear Ms. Woo:

Datasea Inc., a Nevada company (the “Company”, “it”, “we”, “us” or “our”), hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 20, 2018, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response.

Risk Factors

“We depend upon the VIE Agreements in conducting our business in the PRC…,” page 14

1.	We note that the VIE agreements contain provisions for the resolution of disputes through arbitration pursuant to PRC laws. Please expand the disclosure to discuss the impact, if any, of these provisions on shareholders’ rights to pursue claims under the United States federal securities laws.

The Company respectfully submits that the arbitration provisions contained in the VIE agreements will not impact the rights of the Company’s shareholders to pursue claims under the United States federal securities laws.

The “variable interest entity,” or VIE, structure, has been adopted by foreign-invested PRC companies operating in industries subject to restrictions on foreign investment to attract foreign venture capital financing and complete offshore listings. In the case of the Company, the VIE agreements are a series of agreements among the Company’s subsidiaries and the founders of the Company. The contracting parties to the VIE agreements are Tianjin Information Sea Information Technology Co., Ltd., Shuhai Information Technology Co., Ltd., Fu Liu and Zhixin Liu. The Company’s public shareholders (including the shareholders who will purchase in the offering covered by the Registration Statement) are not parties to the VIE agreement, and therefore they are not bound or directly impacted by the arbitration clause in the VIE agreements. We note too that none of the Company’s corporate governance documents (notably the Company’s charter or bylaws) contain any mandatory arbitration provisions. The risk factor referenced by the Staff in its comment is only intended to alert potential investors that if a party to the VIE agreements fails to perform its obligations thereunder, the Company (through its subsidiaries) may have to resort to legal claims and remedies under PRC law, the uncertainties of which may limit the Company’s remedies or could effect the validity of the VIE agreements.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Zhixin Liu
Name: Zhixin Liu
Title: Chief Executive Officer